Oxford Investments Holdings, Inc.
1315 Lawrence Avenue East, Suite 520
Toronto, Ontario
Canada M3A 3R3

VIA EDGAR AND US MAIL

August 6, 2009

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street N.W.
Washington, DC 20549

ATTN: Filing Desk

RE:      Oxford Investments Holdings, Inc. request for withdrawal pursuant to rule 477 of the Securities Act of 1933, as amended, of Amendment No. 1 to Registration Statement filed on Form F-3 (File No. 333-147050)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Oxford Investments Holdings, Inc., a Canadian corporation, (the “Registrant”)   hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Amendment No. 1 to Registration Statement on Form F-3, filed on December 13, 2007, File No. 333-147050 (together with all exhibits, collectively, the “Registration Statement”).  The Company does not wish to proceed with the Registration Statement at this time because of current market conditions and market timing considerations as well as the decision of management to focus on alternative private funding sources for the time being.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to Elton F. Norman, Esquire, outside legal counsel for the Registrant, at facsimile number (301) 588-4887.  His other contact information is Elton F. Norman, Esq., 8270 Georgia Avenue, Suite 906, Silver Spring, MD 20910.

Sincerely,

OXFORD INVESTMENTS HOLDINGS, INC.

By: /s/ Michael Donaghy
Michael Donaghy
President and CEO

cc: Elton F. Norman, Esquire